Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated November 4, 2021

Registration No. 333-260076

amalgamatedbank.com Member FDIC Amalgamated Financial Corp. Investor Presentation November 2021

2 Safe Harbor Statements INTRODUCTION On March 1 , 2021 (the “Effective Date”), Amalgamated Financial Corp . (the “Company”) completed its holding company reorganization and acquired all of the outstanding stock of Amalgamated Bank (the “Bank”) . In this presentation, unless the context indicates otherwise, references to “we,” “us,” “our” and “Amalgamated” refer to the Company and the Bank . However, if the discussion relates to a period before the Effective Date, the terms refer only to the Bank . On September 21 , 2021 , the Company entered into an agreement and plan of merger with Amalgamated Investments Company (“AIC”), the holding company for Amalgamated Bank of Chicago (“ABOC”), pursuant to which AIC will ultimately merge with and into the Company, with the Company continuing as the surviving corporation (the “Transaction”) . In addition, immediately after AIC merges with and into the Company, ABOC will merge with and into the Bank, with the Bank continuing as the surviving bank . In this presentation, references to “Amalgamated Bank of Chicago” or “ABOC,” if the context requires, refer to its subsidiaries and to its parent company, AIC . FORWARD - LOOKING STATEMENTS This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act , Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended. Any statement that does not describe historical or current facts is a fo rward - looking statement. These statements generally can be identified by forward - looking terminology, such as “plan,” “seek to,” “outlook,” “guidance,” “may,” “will,” “anticipate,” “pr oject,” “assume,” “approximately,” “focused,” “targeted,” “opportunity,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “initiatives,” “intend,” “pendi ng, ” and “announced,” as well as other similar words and expressions of the future. These forward - looking statements include statements related to (i) our plans, objectives, strategies, projected g rowth, anticipated future financial performance (including underlying assumptions), and management’s long - term performance goals, (ii) the anticipated effects or consequences of various t ransactions or events on our results of operations and financial condition, including, but not limited to, statements regarding the outlook and expectations of the Company with res pec t to its planned merger with AIC, the strategic and financial benefits of the merger, including the expected impact of the acquisition on the combined company’s scale, deposit franchise, gro wth and future financial performance, and the timing of the closing of the merger and (iii) our future performance, operations, products and services : • our ability to maintain our reputation; • our ability to attract customers based on shared values or mission alignment; • inaccuracy of the assumptions and estimates we make and policies that we implement in establishing our allowance for loan losses, includ ing future changes in the allowance for loan losses resulting from the future adoption and implementation of the Current Expected Credit Loss ("CECL") methodology; • potential deterioration in the financial condition of borrowers resulting in significant increases in loan losses, provisions for those lo sses that exceed our current allowance for loan losses and higher loan charge - offs; • time and effort necessary to resolve nonperforming assets; • any matter that could cause us to conclude that there was impairment of any asset, including intangible assets; • limitations on our ability to declare and pay dividends; • the availability of and access to capital, and our ability to allocate capital prudently, effectively and profitably; • restrictions or conditions imposed by our regulators on our operations or the operations of banks we acquire may make it more difficult fo r u s to achieve our goals; • legislative or regulatory changes, including changes in tax laws, accounting standards and compliance requirements, whether of general ap pli cability or specific to us and our subsidiaries; • the costs, effects and outcomes of litigation, regulatory proceedings, examinations, investigations, or similar matters, or adver se facts and developments related thereto; • our ability to attract and retain key personnel considering, among other things, competition for experienced employees and execut ive s in the banking industry; • adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed, particularly our inf orm ation technology vendors and those vendors performing a service on our behalf; • cybersecurity risks and the vulnerability of our network and online banking portals, and the systems of parties with whom we contract, to u nau thorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches that could adversely a ffe ct or disrupt our business and financial performance or reputation;

3 Safe Harbor Statements cont. FORWARD - LOOKING STATEMENTS (cont . ) • the continuing impact of COVID - 19 and its variants, on our business, including the impact of the actions taken by governmental a uthorities to try and contain the virus or address the impact of the virus on the United States economy and the resulting effect of these items on our operations, liquidity and cap ita l position, and on the financial condition of our borrowers and other customers; • the composition of our loan portfolio, including any concentration in industries or sectors that may experience unanticipated or anticipated adverse conditions greater than other industries or sectors in the national or local economies in which we operate; • general economic conditions may be less favorable than expected, which could result in, among other things, fluctuations in t he values of our assets and liabilities and off - balance sheet exposures, a deterioration in credit quality, a reduction in demand for credit, and a decline in real estate values; • the general decline in the real estate and lending markets, particularly in our market areas, including the effects of the en act ment of or changes to rent - control and other similar regulations on multi - family housing; • continuation of historically low interest rates may reduce net interest margins and/or the volumes or values of the loans made or held as wel l as the value of other financial assets ; • our lack of geographic diversification and any unanticipated or greater than anticipated adverse conditions (including the possib ili ty of earthquakes, wildfires, and other natural disasters) affecting the markets in which we operate; • economic , governmental or other factors may affect the projected population, residential and commercial growth in the markets in whic h w e operate; • war or terrorist activities causing further deterioration in the economy or causing instability in credit markets; • our ability to achieve organic loan and deposit growth and the composition of such growth; • our ability to identify and effectively acquire potential acquisition or merger targets, including our ability to be seen as an a cqu irer of choice and our ability to obtain regulatory approval for any acquisition or merger and thereafter to successfully integrate any acquisition or merger target; • competitive pressures among depository and other financial institutions, including non - bank financial technology providers, and our ability to attract customers from other financial institutions; • the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imp osition of conditions that could adversely affect the combined company or the expected benefits of the transaction); • the failure of AIC to obtain shareholder approval, or the failure of either company to satisfy any of the other closing condition s t o the merger on a timely basis or at all; • the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to ter min ate the merger agreement; • the possibility that the anticipated benefits of the merger, including anticipated cost savings and strategic gains, are not real ize d when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, comp eti tive factors in the areas where Amalgamated and AIC do business, or as a result of other unexpected factors or events; • the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets pur cha sed and liabilities assumed to determine their fair value; • diversion of management's attention from ongoing business operations and opportunities; • potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or comple tio n of the merger; • the outcome of any legal proceedings that may be instituted against Amalgamated and/or AOBC; • the integration of the businesses and operations of Amalgamated and/or AIC, which may take longer than anticipated or be more cos tly than anticipated or have unanticipated adverse results relating to the existing businesses of Amalgamated and/or AOBC; • business disruptions following the merger; • other factors that may affect future results of the combined company including changes in asset quality and credit risk; the inabil ity to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; changes in ge ner al economic conditions, including due to the COVID - 19 pandemic; the impact, extent and timing of technological changes; capital management activities; and other actions of the Fed eral Reserve Board and legislative and regulatory actions and reforms; and • descriptions of assumptions underlying or relating to any of the foregoing.

Safe Harbor Statements cont.

FORWARD-LOOKING STATEMENTS (cont.)

Additional factors which could affect the forward-looking statements can be found in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC and available on the SEC's website at www.sec.gov/. Forward-looking statements are based upon the current beliefs and expectations of management, and on information currently available to management. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. We disclaim any obligation to update or revise any forward-looking statements contained in this presentation, which speak only as of the date hereof, or to update the reasons why actual results could differ from those contained in or implied by such statements, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP FINANCIAL MEASURES

This presentation contains certain non-GAAP financial measures including, without limitation, "Core Operating Revenue," "Core Non-interest Expense," "Tangible Common Equity," "Average Tangible Common Equity," "Core Efficiency Ratio," "Core Net Income," "Core ROAA," and "Core ROATCE."

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP. Specifically, we believe these non-GAAP financial measures (a) allow management and investors to better assess our performance by removing volatility that is associated with discrete items that are unrelated to our core business, and (b) enable a more complete understanding of factors and trends affecting our business.

Non-GAAP financial measures, however, have inherent limitations, are not required to be uniformly applied, and are not audited. Accordingly, these non-GAAP financial measures should not be considered as substitutes for GAAP financial measures, and we strongly encourage investors to review the GAAP financial measures included in this presentation and not to place undue reliance on any single financial measure. In addition, because non-GAAP financial measures are not standardized, it may not be possible to compare the non-GAAP financial measures presented in this presentation with other companies' non-GAAP financial measures having the same or similar names. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of non-GAAP financial disclosures to what we believe to be the most directly comparable GAAP measures found in this presentation are set forth in the final pages of this presentation and also may be viewed on the Investor Relations webpage of our public website at www.ir.amalgamatedbank.com.

You should assume that all numbers presented are unaudited and approximate unless otherwise noted.

NO OFFER OR SOLICITATION

This presentation does not constitute an offer to sell or the solicitation of an a offer to buy the subordinated notes, nor shall there be any offer or sale of these subordinated notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

ADDITIONAL INFORMATION ABOUT THE OFFERING

The Company has filed with the SEC a registration statement on Form S-3 (File No. 333-260076), which includes a base prospectus, and preliminary prospectus supplement, dated November 4, 2021, for the offering to which this presentation relates. Before you invest in the subordinated notes, you should carefully read the base prospectus that forms a part of the registration statement, the preliminary prospectus supplement and the other documents the Company has filed with the SEC for more complete information regarding the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you a copy of the base prospectus and the preliminary prospectus supplement if you request it by contacting Keefe, Bruyette & Woods, Inc. toll free at (800) 966-1559 or by emailing USCapitalMarkets@kbw.com.

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5 Management Presenters PRISCILLA SIMS BROWN President & CEO 30 years of financial services experience, held various positions including Group Executive for Marketing and Corporate Affairs at Commonwealth Bank of Australia and senior positions at AXA Financial, Sun Life and Lincoln Financial . Joined Amalgamated Bank in 2021 JASON DARBY SEVP & CFO Joined Amalgamated Bank in 2015 12 years at Capital One Financial and North Fork Bank in roles that ranged from finance to middle market commercial business development Worked at American Express in strategy development and at KPMG as both a banking auditor and a technology implementation consultant KENNETH SCHMIDT EVP & Treasurer Treasurer of Amalgamated Bank since 2012 Has over 30 years of Banking experience including 10 years at Dime NY and CFO of Darien Rowayton Bank

6 Offering Term Sheet Issuer Amalgamated Financial Corp. (“AMAL”) Security Offered Subordinated Debt due 2031 Security Rating (1) BBB - by Kroll Structure Fixed - to - Floating Rate (fixed during first five years) Issuance Format SEC Registered Term 10 Years Non - Call Period 5 Years Use of Proceeds G eneral corporate purposes, including for funding the cash consideration to be paid in the Company’s acquisition of Amalgamated Investments Company and for ongoing working capital needs Sole Book - Running Manager Keefe, Bruyette & Woods, A Stifel Company (1) An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their r ati ngs on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the s ubo rdinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to bu y, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency Co - Manager Loop Capital Markets LLC

Overview of Amalgamated

Amalgamated At a Glance

- NASDAQ: AMAL
- Market Cap[1]: $563 million
- Commercial Bank and Chartered Trust Company
- Total Assets: $6.9 billion
- $55.6 billion in assets under management and custody[2]
- Presence in New York City, Washington D.C., Boston, San Francisco and Chicago (pending acquisition completion)

FINANCIAL HIGHLIGHTS

$ in millions	2019	2020	YTD 9/30/21 Standalone	YTD 9/30/21 Pro Forma[3]
Balance Sheet				
Total Assets	$5,325	$5,979	$6,860	$7,770
Gross Loans (excl. HFS)	$3,473	$3,489	$3,123	$3,619
Total Deposits	$4,641	$5,339	$6,225	$7,117
Tangible Common Equity	$471	$517	$539	
Capital Position				
TCE / TA	8.87%	8.68%	7.88%	
Leverage Ratio	8.90%	7.97%	7.85%	
Total RBC Ratio	14.01%	14.25%	14.99%	
Profitability				
ROAA	0.96%	0.76%	0.77%	
ROAE	10.0%	9.1%	9.0%	
Loans / Deposits	74.8%	65.4%	50.1%	

Source: S&P Capital IQ and Company filings
(1) As of 10/25/2021
(2) $18.3 billion AUM and $52.6 billion AUC pro forma for pending acquisition
(3) Pro forma for the pending acquisition of AIC
Note: Financial information is as of or for the nine months ended September 30, 2021

DISTINCT HERITAGE

Founded by a union nearly 100 years ago, Amalgamated supports financial equity by providing access to banking products and services

TARGETED CUSTOMER BASE

Amalgamated serves a specialized customer segment. Clients are drawn to Amalgamated for its values-based business practices and stay for the banking team's expertise in critical areas

AUTHENTIC BRAND

Amalgamated impacts its communities through action. Amalgamated supports a $20 minimum wage, uses sustainable energy to power operations and has a workforce that is 60% minority and 60% female

UNIQUE BUSINESS MODEL

Amalgamated focuses on **profitability** by deploying its low-cost deposit funding into lower risk assets, achieving attractive risk-adjusted returns

Less capital required from low-risk balance sheet creates opportunities for higher returns

8

Investment Highlights 4 1 America’s Largest ESG Focused Bank With Uniquely Positioned Business Model Tailored to Values - Based Institutions 2 Stable, Low - Cost Core Deposit Franchise 3 Conservative Asset Allocation 4 Strong Risk - Based Capital Levels and High Liquidity Ratios A Management Team Committed to Delivering Operational Improvements and Organic Growth 5 9

Uniquely Positioned Business Model

NICHE TARGETED MISSION-BASED CUSTOMER SEGMENT

LABOR UNIONS

- 30,000+ Labor Organizations
- 14.6 million Americans
- International, National and Local

SUSTAINABILITY

- Environmental action organizations
- Sustainable businesses
- Clean energy companies

PHILANTHROPIES

- $350bn in assets from progressive philanthropies
- 1,300 private foundations

SOCIAL ENTERPRISES

- Multi-billion impact investing market
- 1,800+ B-Corps

NON-PROFITS

- 1.5 million organizations
- 11.7% of American wages

POLITICAL ORGANIZATIONS

- 19,500 Democratic candidates
- Local, state and federal elections each year

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Diversified Geographic Focus 11 • Presence in multiple markets nationwide supports a diversified revenue, loan and deposit mix • Current footprint includes New York City, Washington, D.C., and San Francisco • Expansion into Boston completed in March 2020 • Announced expansion into Chicago in September 2021; Transaction currently expected to close in Q4 2021 • Potential expansion markets: Los Angeles, Philadelphia (1) Amalgamated Bank completed its acquisition of San Francisco based New Resource Bank on May 18, 2018 Boston De Novo Entry Current Market Presence Targeted Expansion Market NY Metro 44% California 12% Washington, D.C. 6% Other 38% Loans by Geography Deposits by Geography NY Metro 40% California 14% Washington, D.C. 24% Other 22% New York City Washington, D.C. San Francisco Entry via Acquisition (1) Chicago Entry via Pending Acquisition Loan Portfolio: $ 3.1 bn Deposit Portfolio: $6.2 bn

Pending Acquisition of Amalgamated Investments Company

Transaction Creates Significant Value

CONSISTENT WITH GOAL OF CREATING A HIGH-PERFORMING BANK

Strategic Rationale	• Acquisition of AIC / Amalgamated Bank of Chicago ("ABOC") solidifies AMAL's position as the Largest Socially Responsible Bank in the United States with $7.6bn in combined assets(1) • ABOC is a unique bank operating within AMAL's existing mission-based customer segments • Adds critical mass in Chicago, which is the 3rd largest U.S. MSA • CRE and Construction Lending expertise with proven in-market operating performance • Joining ABOC Corporate and Institutional Trust business with AMAL's Trust and Investment Management business creates a better operating platform • Greater scale and efficiencies from leveraging infrastructure increases ability to invest even more in talent, products, technology and risk management • Risk diversification of loans, markets and revenues improves AMAL's fundamentals • Commitments to mission-focus is already engrained in combined employee base and governance structure
Consistent with our Strategic Mission	• *We know what to do*: Integration of ABOC is similar to work done in AMAL's recent transformation in prior years • Conservative and compatible risk culture aligns with AMAL's focus on risk-adjusted returns • Chicago MSA is a target for expansion given the significant market opportunity of $18bn of target customer assets

Strong Financial Metrics...

- **~17%** GAAP EPS Accretion to AMAL(2)
- **No** Ownership Dilution (Cash Deal)
- **~2 years** EPS Pull Forward
- **2.9 years** TBV Earn-back
- **~20%** Internal Rate of Return

... And A Robust Capital Position

- ~15% Total Capital Ratio
- ~12% CET1 Ratio
- ~7% Tier 1 Leverage
- ~7% TCE/TA Ratio

Franchise Scaled for Success

- **$7.6bn** Combined Assets(1) — 14% Increase
- **$3.7bn** Gross Loans/Leases(1) — 16% Increase
- **$6.8bn** Total Deposits(1) — 14% Increase
- **$71.2bn** AUM and Custody — 28% Increase

Note: Unless otherwise stated, transaction impacts and pro forma data per Form 8-K filed by Amalgamated on September 22, 2021 with the SEC. Capital metrics assume issuance of Tier 2 capital.

(1) Pro forma balance sheet estimated at close

(2) 2023 GAAP EPS accretion (assumes deal closes in Q4-2021)

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13 Acquisition Strategy and Framework • We will opportunistically evaluate transactions that have the potential to increase earnings generation and that result in strong pro forma capital, credit and liquidity metrics • Attractive target characteristics: ‒ Earning assets with high risk - adjusted returns ‒ A core, stable funding mix ‒ Adequate liquidity position ‒ Clean credit profile • Transactions must be strategically compelling and should: ‒ Result in an expanded product offering or deeper client penetration ‒ Increase our ability to support our client base ‒ Increase scale in or result in entry into markets with significant density of target client assets ‒ Provide an opportunity to leverage AMAL’s existing expertise or business focus ‒ Strengthen asset generation capabilities • Financial targets: ‒ Earnings accretion commensurate with transaction risk ‒ Attractive deployment of excess cash with reasonable impact to tangible book value and capital ratios ‒ Remain well capitalized and within target capital ratio bands ‒ Internal rate of return well in excess of our cost of capital ‒ Sizeable, achievable cost synergies ‒ Opportunity for revenue enhancement Framework and Strategy Recently Announced Acquisition of Amalgamated Investments Company (“AIC” or “ABOC”) • ABOC’s conservative credit culture fits AMAL’s credit appetite ‒ 13bps NPAs / assets (1) ‒ 17bps NPLs / loans (1) ‒ 1 OREO property (1) ‒ Only 6 COVID modifications remain (1) • ABOC’s credit performance in previous cycle and in most recent COVID downturn was excellent ‒ Q4 '08 - Q4 '10 Cumulative NCOs: ~4.49% ‒ Q1 '20 - Q2 '21 Cumulative NCOs: ~0.31% • Transaction credit mark of 90bps is conservative and represents 5.4x ABOC’s NPLs ‒ Supported by a 3 rd party credit review covering 50% of loan balances • Diversified pro forma loan portfolio; Pro Forma regulatory CRE as a % of Total Risk - Based Capital of ~240% (2) ‒ Balanced pro forma asset mix: 63% Commercial / 37% Consumer (1) ‒ Significant diversification of revenue and credit exposure • ABOC has a significant excess liquidity position; Cash and securities represent ~48% of total assets ‒ Cash represents ~30% of total assets ‒ Excess cash at ABOC can be readily deployed into securities • Financially attractive: ‒ Accretive to earnings, ROAA and ROATCE ‒ Achievable cost synergies (25%) reduce efficiency ratio ‒ Pro forma total risk - based capital ratio of ~15% (2) Note: AIC is the holding company of ABOC (1) AIC / ABOC data per Form 8 - K filed by Amalgamated on September 22, 2021 with the SEC (2) Pro forma for issuance of Tier 2 capital associated with pending acquisition of AIC; Presented at estimated close of acquisition

Delivering Improved Operating Performance 14 (1) See non - GAAP reconciliations in the Appendix section NON - INTEREST BEARING DEPOSITS NONPERFORMING LOANS / TOTAL LOANS NET INTEREST MARGIN CORE EFFICIENCY RATIO (1) Average Cost of Deposits Wholesale Borrowings as % of Total Funding # of Branches 0.24% 0.10% 24% 0% 24 5 ($ in millions) CORE ROATCE (1) Core ROAA (1) 0.09% 0.78% Non - interest Bearing Deposits as % of Total Deposits 32% 51% 2014 2021+ De - Risked Balance Sheet Disciplined Expense Culture Enhanced Profitability Higher Net Interest Margin Increased Low - Cost Deposits $812 $3,189 FY 2014 YTD 2021 3.35% 1.46% FY 2014 YTD 2021 2.55% 2.77% FY 2014 YTD 2021 96.13% 67.19% FY 2014 YTD 2021 1.08% 9.46% FY 2014 YTD 2021

Experienced Management Team

	Executive Officers	Experience		
		Industry	AMAL	Previous Experience
	Priscilla Sims Brown President & CEO	30+ yrs	4 mo	▪ Group Executive for Marketing and Corporate Affairs at Commonwealth Bank of Australia ▪ Senior positions at AXA Financial, Sun Life and Lincoln Financial
	Jason Darby SEVP & CFO	25+ yrs	6 yrs	▪ Capital One Financial and North Fork Bank in roles that ranged from finance to middle market commercial business development ▪ American Express in strategy development and KPMG as both a banking auditor and a technology implementation consultant
	Sam Brown EVP & Dir. of Comm'l Banking	15+ yrs	7 yrs	▪ Various leadership positions at the White House including Director of the White House Business Council in the White House's Office of Public Engagement, a position he held from 2013 to 2014
	Kenneth Schmidt EVP & Treasurer	30+ yrs	9 yrs	▪ CFO of Darien Rowayton Bank ▪ Senior roles at Banco do Brasil and Bank Hapoalim ▪ 10 years at Dime Savings Bank of New York
	Martin Murrell SEVP & COO	25+ yrs	5 yrs	▪ Launched and led "Personal Savings" and headed up the Strategic Planning Group in London for American Express ▪ Pioneered the first direct bank offering, and developed a number of secure consumer online payment systems at Capital One
	Sean Searby EVP, Ops and Program Mgmt	15+ yrs	6 yrs	▪ Global Transaction Banking Project Manager at HSBC ▪ Product Manager in the Strategic Planning Group at Cathay Bank
	Mark Pappas EVP & CRO	15+ yrs	6 yrs	▪ Developed a comprehensive, risk-based audit plan and integrated scorecard to evaluate risk indicators, audit issues at Morgan Stanley ▪ Senior audit positions at various national & international banks
	Imran Riaz Chief Credit Officer	30+ yrs	1 mo	▪ Chief Credit Officer Metropolitan Commercial Bank ▪ 24 years at TD Bank, N.A (and predecessor organizations) ▪ Decades of experience at various national and international banks

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3Q21 Financial Results

3Q21 Highlights 17 1. See non - GAAP disclosures in appendix 2. Pre - tax , pre - provision income is defined as net interest income plus non - interest income less non - interest expense INCOME STATEMENT • GAAP net income of $0.46 per diluted share; core net income of $0.46 per diluted share (1) • Pre - tax, pre - provision income (2) of $17.1 million compared to $15.9 million in 2Q21 • Core pre - tax, pre - provision income of $17.0 million compared to $15.6 million in 2Q21 • Efficiency ratio of 65.95% in 3Q21, compared to 66.35% in 2Q21 (1) ◦ Efficiency ratio was unfavorably impacted 1 pct pt and 2 pct pts from equity method investments in solar initiatives in 3Q21 and 2Q21, respectively BALANCE SHEET • Deposits increased $314.5 million compared to 2Q21 primarily due to continued growth in political deposits and new relationships in core markets • Property Assessed Clean Energy (PACE) assessments grew $81.4 million to $627.2 million in 3Q21 primarily from Commercial PACE assessments • Net loans including PACE assessments grew by $31.4 million, or 0.85%, on a linked quarter basis CAPITAL • Capital ratios remained strong with CET1 of 13.98% and Tier 1 Leverage of 7.85% • Tangible book value of $17.33 compared to $17.07 as of 2Q21

Trends 18 KEY FINANCIAL TRENDS THROUGH 3Q21 ($ in millions) 1. Compounded Annual Growth Rate (“CAGR”) 2. Sept YTD 2021 Pre - tax Pre - Provision earnings are annualized 3. Pre - tax Pre - provision Earnings, excluding the impact of equity method investments for solar initiatives, was $79.3 million in 20 20, and $74.5 million in 2021 annualized 8.0% CAGR (1) 19.1% CAGR (1) 27.9% CAGR (1) Pre - tax Pre - Provision Earnings (2)(3) Ending Deposits NPA / Total Assets Loans + PACE

Net Interest Income and Margin 19 NET INTEREST INCOME & MARGIN ($ millions) • Net interest income was $43.4 million, compared to $42.0 million in 2Q21 • 3Q21 NIM at 2.70%; a decrease of 5 bps and 18 bps, compared to 2Q21 and 3Q20, respectively • NIM was negatively impacted by approximately 24 bps due to the high level of cash on the balance sheet • Loan prepayment penalties favorably impacted NIM by one bp in 3Q21, compared to 3 bps and 7 bps in 2Q21 and 3Q20, respectively 3Q21 HIGHLIGHTS

Non - Interest Expense and Efficiency 20 NON - INTEREST EXPENSE ($ millions) • Efficiency ratio of 66.0% for 3Q21 • Core efficiency ratio of 65.7% for 3Q21 (1) • Non - interest expense for 3Q21 was $33.0 million • Non - interest expense for 3Q21 was $1.6 million higher compared to 2Q21 primarily due to $0.4 million of ABOC deal related costs, a $1.2 million increase in data processing costs for our outsourced Trust Department operations, and $0.5 million in compensation and benefits, offset by lower professional service expenses • Efficiency ratio excluding equity method investments in solar initiatives was 65.2% for 3Q21 and 64.1% for 2Q21 3Q21 HIGHLIGHTS 1. See non - GAAP disclosures in appendix

Trust and Investment Management

TRUST AND INVESTMENT MANAGEMENT BUSINESS PROVIDES STRATEGIC AND FINANCIAL BENEFITS

Trust & Investment Management Overview

- For nearly 50 years, Amalgamated has provided trust and investment management services to meet the investment needs of institutional clients
- Generated $10.5 million of trust department fees YTD 3Q21, representing a $1.2 million decrease compared to the same period in 2020 – primarily attributable to the low interest rate environment and pressure on fixed income bonds
- Successful migration of asset management subadvisory business to Invesco Advisers:
  - Act as Amalgamated's principal investment sub-adviser to our Investment Management business
  - Provides scale, experience, and a wide range of investment management services across asset classes
  - Collaborated on design of new socially responsible ResponsiFunds line of 6 ESG funds. Initial Sales commenced beginning of 3Q2021.

Total Assets Under Management and Custody[1]
($ millions)



419
442
486
526
542
529
547
$34.6
$36.5
$44.3
$39.3
$46.2
$52.2
$55.6
26.7
27.1
31.0
28.8
32.4
36.8
39.5
7.9
9.4
13.3
10.5
13.8
15.4
16.1
2015
2016
2017
2018
2019
2020
3Q21
AUM
AUC
Client Relationship

Trust Department Fees
($ millions)



$16.7
$17.8
$18.5
$18.8
$18.6
$15.2
$10.5
2015
2016
2017
2018
2019
2020
3Q21[2]

Note: Excludes historical AUM of ULTRA and NYCERs portfolios runoff

(1) Source: Company Management; SNL Market Intelligence.

(2) Data as of the nine months ended 9/30/2021

21

Deposit Portfolio 22 TOTAL DEPOSITS ($ in millions) 3Q21 HIGHLIGHTS • Total ending deposits increased $314.5 million compared to 2Q21 due to post - election rebound in political deposits and new relationships in core markets ◦ Total average deposits increased $224.8 million • Average non - interest bearing deposits increased $167.7 million, primarily due to political deposits • Non - interest bearing deposits represented 51% of ending deposits in 3Q21, compared to 50% in 2Q21

$3,554 $3,447 $3,223 $3,137 $3,087 $367 $421 $452 $546 $627 $3,922 $3,868 $3,674 $3,683 $3,715 3.98% 4.03% 3.91% 3.80% 3.88% 3Q20 4Q20 1Q21 2Q21 3Q21 Loans / Deposits Property Assessed Clean Energy ("PACE") Loans + "PACE" Yield (%) Loans and PACE Portfolio 23 TOTAL LOANS + PROPERTY ASSESSED CLEAN ENERGY ASSESSMENTS (“PACE”) ($ in millions) • Total loans decreased $50.0 million, or 1.6% , compared to 2Q21 due to continued prepayment activity and principal paydowns • 3Q21 Loan Yield of 3.84%; an increase of 2 bps compared to 2Q21 and a decrease of 13 bps compared to 3Q20 • PACE securities of $627.2 million increased $81.4 million from $545.8 million in 2Q21 • Management has refocused on organic loan growth after slowing lending last year in response to COVID uncertainty 3Q21 HIGHLIGHTS Loan Yield 3.97% 4.04% 3.83% 3.82% 3.84% Loans / Deposits 59.8% 65.4% 57.0% 53.7% 50.1% Loans + PACE / Deposits 65.9% 73.2% 64.9% 63.0% 60.2%

Investment Securities 24 SECURITIES – BOOK VALUE (1) ($ millions) 1. Securities book value excludes unrealized Available for Sale (AFS) gain / loss on sale 2. MBS/ABS does not include PACE assessments • Investment Securities totaled $2.7 billion book value for 3Q21 • 85.3% of all non - agency MBS/ABS securities are AAA rated and 99.6% are A rated or higher (2); All CLO’s are AAA - rated • As of 3Q21 average subordination for the C&I CLOs was 42.8% • Non - agency securities in 3Q21 include $627.2 million of PACE assessments, not rated with an average LTV of less than 15% 3Q21 HIGHLIGHTS

Returns 25 (1) See non - GAAP disclosures in appendix (2) ROATCE excluding equity method investments for solar initiatives was 10.9%, 9.7%, 12.3%, 8.6% and 10.7% for 3Q20, 4Q20, 1 Q21 , 2Q21 and 3Q21 , respectively ROAE & CORE ROATCE (1)(2)

2021 Guidance 26 2021 FINANCIAL OUTLOOK • Core Pre - tax pre - provision earnings of $66 million to $72 million ◦ Excludes impact of solar tax equity income/(loss) and any future non - core items ◦ Net Interest Income of $168 million to $174 million ◦ No change in Fed rate targets

Interest Earning Assets and Asset Quality

Highly Liquid, Low Risk, Interest Earning Assets 28 INTEREST EARNING ASSETS OF $6.6B AS OF SEPTEMBER 30, 2021 We maintain a diverse, low risk profile of interest earning assets Multifamily & Commercial Real Estate $1.2 B • No fossil fuel exposure • $266mm of government guaranteed loans • $224mm residential solar loans with strong credit profiles • Predominantly NYC properties with low LTV : MF=53%, CRE=49% • $871mm agency securities • $1,164mm of non - agency securities • $627mm of PACE securities with low LTV • All non - agency MBS/ABS securities are top of the capital structure • 99% first lien mortgages • Low LTV = 61% • First lien mortgages average FICO of 762 • 84/16% originated to purchased portfolio $6.6 B as of 3Q21

Residential Real Estate 33.1% Multifamily 26.5% Commercial and Industrial 20.1% Commercial Real Estate 11.1% Consumer and Other 8.1% Construction and Land Development 1.1% Loans % of Loan Category ($000s) Total Residential Real Estate $1,032,947 33.1% Multifamily 826,143 26.5% Commercial and Industrial 628,388 20.1% Commercial Real Estate 346,996 11.1% Consumer and Other 253,992 8.1% Construction and Land Development 34,863 1.1% Total Loans $3,123,329 100.0% Stated AMAL Reg. CRE as a % of Total Capital 213% Pro-Forma Reg. CRE as a % of Total Capital 240% 681 801 1,110 1,366 1,239 1,033 748 902 916 976 947 826 720 687 557 474 677 628 385 352 441 422 373 347 2 62 178 171 197 254 8 11 46 62 56 35 $2,545 $2,816 $3,248 $3,473 $3,489 $3,123 2016 2017 2018 2019 2020 2021Q3 Residential Real Estate Multifamily Commercial and Industrial Commercial Real Estate Consumer and Other Construction and Land Development Conservative Loan Portfolio 29 Historical Loan Composition ($ millions) Loan Composition at September 30, 2021 Total Loans CAGR : 4.4 % Source: Company Documents (1) 20% of loan portfolio is C&I, but over 40% of that is government guaranteed (2) Reg . CRE includes CRE NOO, Multifamily and Construction & Development (3) Pro forma for issuance of Tier 2 capital and pending acquisition of AIC; Presented at estimated close of acquisition (2) Loan Portfolio: $ 3.1 bn • Resi 1 st Lien: 5/10Y adjustable rate loans or 15/30Y fixed and floating rate with high FICO and low LTV; primarily in market footprint • Multifamily: Predominately rent - stabilized buildings in New York metro with low LTV • Direct C&I: Mission and relationship focused specialty lending origination ‒ G enerally made to small and medium - sized manufacturers and wholesale, retail and service - based businesses to provide either working capital or to finance major capital expenditures ‒ Primary source of repayment is operating cash flows of the business; Loans are often collateralized by business assets (inventory, equipment, accounts receivable) ‒ Average loan size of $3.5 million and median loan size of $ 1.0 million as of September 30, 2021 ‒ 20 % of loan portfolio is C&I, but over 40% of that is government guaranteed • CRE : Office buildings, retail centers, industrial facilities, medical facilities and mixed - use buildings with low LTV • Consumer & Other: Comprised of residential solar loans ($224mm with average ~745 FICO), purchased student loans, unsecured consumer loans and overdraft lines Lending Detail (3) 2021 Q3 Yield on Loans: 3.84% (1) (1)

($000s) Book Unrealized Book % Effective Security Type Value Gain/(Loss) Yield Float Duration Agency MBS $871,268 $14,898 1.62% 45% 2.9 Non-Agency 1,068,645 3,791 1.65 75 1.1 NA CMBS 67,359 (409) 1.45 57 2.5 CLO BSL 257,849 207 1.41 100 0.2 CLO MM 278,050 (140) 1.66 100 0.2 CLO CRE 142,485 (25) 1.22 100 0.1 NA MBS 39,785 (49) 1.88 - 4.3 ABS 283,117 4,207 2.08 31 2.6 Corporate 73,009 1,560 3.92 0 3.9 CRA & Other 7,160 50 2.82 43 4.7 Trust Preferred 14,630 (440) 0.71 100 0.2 Total Traditional Securities Portfolio $2,034,712 $19,860 1.72% 60% 2.0 Property Assessed Clean Energy ("PACE") 627,195 1,098 4.08 0 4.4 Total Portfolio $2,661,906 $20,958 2.27% 46% 2.6 Agency MBS 32.7% NA CMBS 2.5% CLO BSL 9.7% CLO MM 10.4% CLO CRE 5.4% NA MBS 1.5% ABS 10.6% Corporate 2.7% CRA & Other 0.3% Trust Preferred 0.5% Property Assessed Clean Energy ("PACE") 23.6% High Quality, Liquid Securities Portfolio 30 Highlights Securities Portfolio Composition at September 30, 2021 Source: Company Documents (1) Estimated one sided based on rising rates (2) MBS/ABS does not include PACE assessments (3) Agency MBS includes $51 million or 1.9% of portfolio that are Municipal securities that are fully guaranteed by Agencies • Highly liquid securities portfolio with attractive returns profile • Securities represent ~ 39% of total assets • Well positioned for rising rate environment, supports structural asset sensitivity • ~2.6 years effective duration (1) • 46% of securities portfolio is floating • Highly rated portfolio: • 85.3% of all non - agency MBS/ABS securities are AAA rated and 99.6% are A rated or higher (2) • Middle Market CLOs, average subordination of 46% • Broadly Syndicated CLOs , average subordination of 39% • ABS, 45% AAA, 10% AA, 44% A, 2% BBB, no downgrades • Commercial and Resi MBS , average subordination of 43% • Corporates, mostly Bank subdebt , and TRUPS have minimum rating of BBB • Minimum rating on corporate securities of BBB • Majority of PACE assessments are not rated (one position was recently A rated ) Securities Portfolio: $ 2.7 bn (1) (3) (3)

Allowance for Loan Losses 31 ALLOWANCE FOR LOAN LOSSES / TOTAL LOANS ALLOWANCE FOR LOAN LOSSES (ALLL) CHANGE FROM 4Q20 TO 3Q21 ($ millions) • Allowance for loan losses totals $35.9 million in 3Q21, or $2.1 million lower compared to 2Q21 primarily due to improved loss and qualitative factors, improved credit quality, and lower loan balances • 3Q21 allowance was $5.7 million lower than 4Q20 due largely to lower loan balances and credit quality improvement 3Q21 HIGHLIGHTS 4Q20 Allowance $ 41.6 Loan balances (2.4) Changes in credit quality (1.9) Qualitative factors (0.6) 1Q21 Allowance $ 36.7 Specific reserves 1.4 Changes in credit quality 0.6 Charge - offs 0.3 Loan balances (1.0) 2Q21 Allowance $ 38.0 Qualitative factors (0.7) Loan balances (0.8) Charge - offs (0.1) Changes in credit quality (0.5) 3Q21 Allowance $ 35.9 Source: Company Documents Note: ALLL is 1.25% of the loan portfolio excluding Government Guaranteed Loans

Credit Quality Portfolio 32 NPA / TOTAL ASSETS NCO / AVERAGE LOANS (1) (Quarter trend) 3Q21 HIGHLIGHTS • Nonperforming assets were $67.8 million as of 3Q21, compared to $71.0 million in 2Q21 • Net charge - offs of - 0.02% in 3Q21 was 6 bps lower than 2Q21 due to a shift from a net charge - off position in Q2 to a net recovery position in Q3 • Pass rated loans are 90% of loan portfolio 1. Annualized LOAN CREDIT RISK RATINGS ($ millions) Pass Rated Special Mention Substandard / Doubtful Total Commercial and industrial $ 579 $ 23 $ 26 $ 628 Multifamily 697 84 45 826 CRE and construction 271 27 84 382 Residential real estate 1,012 — 21 1,033 Consumer and other 248 — 1 249 Total $ 2,808 $ 134 $ 177 $ 3,118

3.10% 2.41% 1.80% 1.88% 2.30% 1.46% 2016 2017 2018 2019 2020 2021 Q3 43.5% 43.8% 62.8% 51.1% 51.5% 52.9% 2016 2017 2018 2019 2020 2021 Q3 2.03% 2.20% 1.27% 1.25% 1.38% 0.99% 2016 2017 2018 2019 2020 3Q21 0.23% 0.24% (0.05%) 0.22% 0.48% 0.08% 2016 2017 2018 2019 2020 3Q21 Strong Asset Quality and Reserve Coverage NCOs / Avg. Loans (%) NPAs / Assets (%) Reserves / NPAs (%) NPLs / Loans (%) Source: S&P Capital IQ and Company filings (1) Data as of the nine months ended 9 /30/2021 (1) 33

Deposit Funding

Deposits % of Deposit Type ($000s) Total Demand Deposits $3,189,155 51.2% NOW & Other Trans. Accts 206,610 3.3% MMDA & Other Savings 2,606,482 41.9% Retail Time Deposits 76,434 1.2% Jumbo Time Deposits 145,825 2.3% Total Deposits $6,224,506 100.0% Demand Deposits 51.2% NOW & Other Trans. Accts 3.3% MMDA & Other Savings 41.9% Retail Time Deposits 1.2% Jumbo Time Deposits 2.3% 1,021 1,388 1,566 2,179 2,603 3,189 188 207 231 231 206 207 1,314 1,247 1,884 1,837 2,258 2,606 182 154 145 116 89 76 305 237 280 278 183 146 $3,009 $3,233 $4,105 $4,641 $5,339 $6,225 2016 2017 2018 2019 2020 2021Q3 Demand Deposits NOW & Other Trans. Accts MMDA & Other Savings Retail Time Deposits Jumbo Time Deposits Low - Cost Core Deposit Franchise 35 Deposit Composition at September 30, 2021 Deposit Growth ($ millions) 2021 Q3 Cost of Deposits: 0.09% Deposit Portfolio: $ 6.2 bn Cost of Total Deposits 0.23% 0.24% 0.26% 0.35% 0.19% 0.09% 2016 2017 2018 2019 2020 2021Q3 Cost of Deposits Source : S&P Market Intelligence and Company Documents Total Loans CAGR : 16.5% 34% 43% 38% 47% 49% 51% Demand Deposits / Total

36 HISTORICAL TREND ($ in millions) Political Deposits

Capital

12.76% 13.11% 13.70% 13.63% 13.98% 14.01% 14.25% 14.74% 14.68% 14.99% 3Q20 4Q20 1Q21 2Q21 3Q21 Common Equity Tier 1 Ratio Total Capital Ratio Strong Risk - Based Capital Metrics 38 TIER 1 LEVERAGE RATIO RISK - BASED CAPITAL RATIOS • Regulatory capital ratios remained strong ◦ Tier 1 leverage ratio of 7.85% as of 3Q21 ◦ Excluding the excess liquidity, tier 1 leverage ratio would be 8.56% ◦ Common Equity Tier 1 Capital of 13.98% • Tier 1 leverage ratio was 8 bps lower primarily driven by excess cash from strong deposit growth 3Q21 HIGHLIGHTS

39 Robust Pro Forma Capital Ratios 7.9% 7.9% 14.0% 14.0% 15.0% 7.8% 7.8% 13.9% 13.9% 16.9% 6.9% 7.0% 12.0% 12.2% 14.8% TCE/TA Tier 1 Leverage Ratio CET1 Ratio Tier 1 Ratio Total Risk-Based Capital Ratio Stated AMAL AMAL + Subordinated Debt Raise AMAL + AIC + Subordinated Debt Raise (Estimated at Close) Pro Forma Consolidated Capital Ratios • Pro forma capital ratios are strong and well in excess of regulatory minimums ‒ ~435bps risk - based capital buffer pro forma for acquisition of AIC and subordinated debt offering (1) (2) (3) (1) Based on a 10.5% total risk - based capital ratio minimum (2) Pro forma for issuance of Tier 2 capital; Assumes a $75 million subordinated debt raise (3) Pro forma for issuance of Tier 2 capital and pending acquisition of AIC; Assumes a $75 million subordinated debt raise; Presented at estimated close of acquisition

Interest Expense Coverage

(dollars shown in thousands)	Fiscal Year Ended,					Nine Months Ended,		
	2016	2017	2018	2019	2020	9/30/21	Sub Debt PF [2]	AMAL+AIC+Sub Debt PF [2,4]
Double Leverage [1]								
Bank-Level Equity						$554,578	$628,296	--
Parent Equity						556,257	556,257	--
Double Leverage Ratio						100%	113% [3]	--
Interest Coverage								
Earnings:								
Income From Continuing Operations Before Taxes	$10,696	$19,721	$50,320	$64,174	$61,943	$49,883	$48,371	$51,737
(+) Borrowings Interest	16,886	10,393	4,646	4,856	27	0	0	0
(+) Sub Debt Interest Attributable to Capital Raise	–	–	–	–	–	–	1,969	1,969
(+) Amortization of Underwriting Spread and Expenses Attributable to Capital Raise	–	–	–	–	–	–	96	96
(+) AIC Trust Preferred Securities Interest Expense	–	–	–	–	–	–	–	253
Earnings (Before Corporate Debt Interest) (A)	$27,582	$30,114	$54,966	$69,030	$61,970	$49,883	$50,436	$54,054
(+) Interest on Deposits	6,414	7,368	9,573	14,461	10,452	4,416	4,416	4,984
Earnings (Before Corporate Debt & Deposit Interest) (B)	$33,996	$37,482	$64,539	$83,491	$72,422	$54,299	$54,852	$59,038
Interest Expense:								
Borrowings Interest	$16,886	$10,393	$4,646	$4,856	$27	$0	$0	$0
(+) Sub Debt Interest Attributable to Capital Raise	–	–	–	–	–	–	1,969	1,969
(+) Amortization of Underwriting Spread and Expenses Attributable to Capital Raise	–	–	–	–	–	–	96	96
(+) AIC Trust Preferred Securities Interest Expense	–	–	–	–	–	–	–	253
Interest Expense, Excluding Interest on Deposits (C)	$16,886	$10,393	$4,646	$4,856	$27	$0	$2,065	$2,318
(+) Interest on Deposits	6,414	7,368	9,573	14,461	10,452	4,416	4,416	4,984
Interest Expense, Including Interest on Deposits (D)	$23,300	$17,761	$14,219	$19,317	$10,479	$4,416	$6,481	$7,302
Interest Coverage (Ex. Deposit Interest Expense) - A / C	1.6x	2.9x	11.8x	14.2x	2,295.2x	–	24.4x	23.3x
Interest Coverage (Inc. Deposit Interest Expense) - B / D	1.5x	2.1x	4.5x	4.3x	6.9x	12.3x	8.5x	8.1x

(1) On March 1, 2021, the Company completed its holding company reorganization and acquired all of the outstanding stock of the Bank. Prior to this the Bank did not have its own holding company

(2) Pro forma for issuance of Tier 2 capital; Assumes a $75 million subordinated debt raise

(3) Assumes 100% of net proceeds are downstreamed to the Bank, for illustrative purposes

(4) Represents combination of company results without purchase accounting impacts or transaction benefits such as cost savings

40

Appendix

( - 13.6%) +13.9% +26.1% -100 bps +100bps +200 bps Interest Rate Sensitivity 42 Estimated Change in Net Interest Income Net Interest Income • Structurally asset sensitive balance sheet well positioned for rising rates Note: As of September 30, 2021 Economic Value of Equity ( - 13.6%) +13.9% +26.1% +18.4% ( - 17.5%) +12.4% Change in: Parallel Shock:

Kroll Bond Rating Agency Summary 43 Kroll Bond Rating Agency Ratings Summary Outlook Stable Amalgamated Financial Corp. Rating Senior Unsecured Debt BBB Subordinated Debt BBB- Short-Term Debt K3 Amalgamated Bank Rating Deposits BBB+ Senior Unsecured Debt BBB+ Subordinated Debt BBB Short-Term Deposit K2 Short-Term Senior Unsecured Debt K2 Ratings last Affirmed September 22, 2021 Source: Press Release – “KBRA Affirms Ratings for Amalgamated Bank Following Announcement of Proposed Acquisition; Assigns Ratings to Amalgamated Financial Corp.” (September 22, 2021 )

Solar Tax - Equity Investments OVERVIEW OF SOLAR TAX EQUITY INVESTMENTS • Realization of tax benefits in the project life and subsequent change in the fair value of the investment creates volatility in the earnings stream • Current projects are expected to generate a slight loss in the next two quarters; net profitable over the life of investment • We expect more tax - equity investment initiatives in the future (not shown in forecast below) PROJECTED NON - INTEREST INCOME TREND $ millions 44 Actual Forecast

Transaction Terms and Assumptions

Transaction Structure	**Acquisition of Amalgamated Investments Company (BHC of Amalgamated Bank of Chicago)**
Consideration	**100% Cash**
Value to ABOC Shareholders	**Base Purchase Price: $97 million**[(1)] plus **Contingent Additional Purchase Price** of up to **$1.1 million** assuming specific performance measures are achieved ("CAPP", or "Earn-out") **Total Potential Value** (assuming full payment of CAPP) of **$98.1 million**[(1)] plus additional management consulting agreements *(see below)*
Management & Employees	Up to $900k assuming achievement of same operating performance metrics in CAPP above **2 Key Employees: R.Wrobel, J.Landenberger** **Wide Retention Program**
Governance	AMAL Bank Holding Company Board Representation: **none** Key Union and Customer Advisory Board: **in formation**
Key Assumptions	**Credit Mark:** -0.90% **Accounting Marks:** TRUPs: $1.5 million mark-down (credit to equity), Core Deposit Intangible: 0.40% **Pre-Tax Deal Charges:** $18.1 million
Synergies	**Cost Savings: 25%** of ABOC's G&A Expenses **Optimize:** Excess Liquidity allocation (cash into securities)
Financing	Definitive Agreement does not have financing contingency **Issuance of Tier 2 Capital modeled**
Closing	**Anticipated close in fourth quarter 2021** Subject to customary regulatory approvals No AMAL stockholder vote required

Note: Per Form 8-K filed by Amalgamated on September 22, 2021 with the SEC

(1) Base purchase price subject to minimum tangible common equity threshold where base purchase price may be reduced if closing tangible common equity is below threshold

45

Snapshot AMALGAMATED Bank of Chicago

BRANCH LOCATIONS: CHICAGO & WARRENVILLE, IL


Elgin
Des Plaines
Skokie
Chicago
Wheaton
DuPage
Cook
Naperville
Woodridge
Aurora

LOANS HFI AND DEPOSIT COMPOSITION[1]


Residential Real Estate 9.3%
Consumer and Other 0.1%
Commercial and Industrial 4.9%
Construction and Land Development 12.5%
$489mm
Multifamily 29.2%
Commercial Real Estate 44.0%

Yield on Loans: 4.48% [1]


MMDA & Other Savings 18.8%
Retail Time Deposits 1.2%
NOW & Other Trans. Accts 15.8%
Jumbo Time Deposits 2.7%
$836mm
Demand Deposits 61.5%

Cost of IB Deposits: 0.09%

FRANCHISE OVERVIEW

- Founded in 1922 by Amalgamated Clothing Workers of America, the same union that founded AMAL
- Holding Company: Amalgamated Investments Company
- Provides a wide variety of products and services including lending, checking, savings, cash management and trust services
- Trust business holds $2.4Bn in AUM, $13.0Bn in AUC and $40.2Bn in AUA

FINANCIAL SNAPSHOT

Dollars in Millions	12/31/18	12/31/19	12/31/20	6/30 YTD
Balance Sheet				
Assets	915.8	930.7	1,082.4	950.1
Net Loans	459.0	492.0	505.7	511.0
Deposits	806.0	815.9	970.5	836.2
Tangible Common Equity	80.0	87.5	88.7	88.8
Balance Sheet Ratios				
Loans/ Deposits (%)	57.6%	61.1%	52.9%	62.1%
TCE / TA (%)	8.74%	9.40%	8.20%	9.35%
CET1 Ratio (%)	15.6%	16.3%	16.1%	16.8%
Total Capital Ratio (%)	16.6%	17.4%	17.4%	18.0%
Profitability Ratios				
Core ROAA (%) [2]	0.76%	1.06%	0.41%	0.36%
Core ROATCE (%) [2]	8.2%	10.3%	3.9%	3.9%
Net Interest Margin (%)	3.91%	4.36%	3.43%	2.92%
Efficiency Ratio (%)	78.5%	74.0%	84.4%	85.8%
Noninterest Inc/ Operating Rev (%)	40.6%	37.0%	39.5%	40.5%
Asset Quality				
NPAs/ Loans + OREO (%)	1.93%	0.34%	0.25%	0.24%
NCOs/ Avg Loans (%)	0.41%	0.26%	0.22%	0.17%
CRE / TRBC (ex. OOC) (%)	292%	304%	328%	336%

Source: S&P Global Market Intelligence

Note: Per Form 8-K filed by Amalgamated on September 22, 2021 with the SEC

Note: ABOC loan and deposit data as of 6/30/2021 per bank regulatory filings; Retail Time Deposits < $100k and Jumbo Time Deposits >$100k

(1) Loan balances and yield on loans adjusted for sale of the credit card business closed in 2021Q3

(2) Core Income excludes extraordinary items, non-recurring items and gains/losses on sale of securities

46

Reconciliation of Non-GAAP Financials

(in thousands)	As of and for the Three Months Ended September 30, 2021	As of and for the Three Months Ended June 30, 2021	As of and for the Three Months Ended September 30, 2020	As of and for the Nine Months Ended September 30, 2021	As of and for the Nine Months Ended September 30, 2020
Core operating revenue					
Net Interest income	$ 43,387	$ 41,991	$ 45,234	$ 127,223	$ 134,361
Non-interest income	6,702	5,327	12,776	16,028	30,565
Less: Branch sale (gain) loss (1)	—	—	—	—	(1,394)
Less: Securities (gain) loss	(413)	(321)	(619)	(755)	(1,605)
Core operating revenue (non-GAAP)	$ 49,676	$ 46,997	$ 57,391	$ 142,496	$ 161,927
Core non-interest expense					
Non-interest expense	$ 33,034	$ 31,395	$ 37,877	$ 97,224	$ 101,216
Less: Branch closure expense (2)	—	—	(6,279)	—	(8,330)
Add: Severance (3)	—	—	(125)	(1,090)	(201)
Less: ABOC	(392)	—	—	(392)	—
Core non-interest expense (non-GAAP)	$ 32,642	$ 31,395	$ 31,473	$ 95,742	$ 92,685
Core net income					
Net Income (GAAP)	$ 14,416	$ 10,408	$ 12,480	$ 37,013	$ 32,399
Less: Branch sale (gain) loss (1)	—	—	—	—	(1,394)
Less: Securities (gain) loss	(413)	(321)	(619)	(755)	(1,605)
Add: Branch closure expense (2)	—	—	6,279	—	8,330
Add: Severance (3)	—	—	125	1,090	201
Add: ABOC	392	—	—	392	—
Less: Tax on notable items	5	86	(1,472)	(188)	(1,412)
Core net income (non-GAAP)	$ 14,400	$ 10,173	$ 16,793	$ 37,552	$ 36,519

(1) Fixed Asset branch sale in March 2020
(2) Occupancy and other expense related to closure of branches during our branch rationalization
(3) Salary and COBRA expense reimbursement expense for positions eliminated

47

Reconciliation of Non - GAAP Financials 48 As of and for the As of and for the Three Months Ended Nine Months Ended (in thousands) September 30, 2021 June 30, 2021 September 30, 2020 September 30, 2021 September 30, 2020 Tangible common equity Stockholders' Equity (GAAP) $ 556,390 $ 548,211 $ 522,497 $ 556,390 $ 522,497 Less: Minority Interest (GAAP) (133) (133) (133) (133) (133) Less: Goodwill (GAAP) (12,936) (12,936) (12,936) (12,936) (12,936) Less: Core deposit intangible (GAAP) (4,453) (4,755) (5,701) (4,453) (5,701) Tangible common equity (non - GAAP) $ 538,868 $ 530,387 $ 503,727 $ 538,868 $ 503,727 Average tangible common equity Average Stockholders' Equity (GAAP) $ 555,757 $ 547,766 $ 515,906 $ 548,733 $ 501,824 Less: Minority Interest (GAAP) (133) (133) (134) (133) (134) Less: Goodwill (GAAP) (12,936) (12,936) (12,936) (12,936) (12,936) Less: Core deposit intangible (GAAP) (4,602) (4,903) (5,868) (4,900) (6,209) Average tangible common equity (non - GAAP) $ 538,086 $ 529,794 $ 496,968 $ 530,764 $ 482,545 Core return on average assets Core net income (numerator) (non - GAAP) $ 14,400 $ 10,173 $ 16,793 $ 37,552 $ 36,519 Divided: Total average assets (denominator) (GAAP) 6,632,506 6,394,768 6,490,299 6,421,208 5,997,656 Core return on average assets (non - GAAP) 0.86% 0.64% 1.03% 0.78% 0.81% Core return on average tangible common equity Core net income (numerator) (non - GAAP) $ 14,400 $ 10,173 $ 16,793 $ 37,552 $ 36,519 Divided: Average tangible common equity (denominator) (GAAP) 538,086 529,794 496,968 530,764 482,545 Core return on average tangible common equity (non - GAAP) 10.62% 7.70% 13.44% 9.46% 10.11% Core efficiency ratio Core non - interest expense (numerator) (non - GAAP) $ 32,642 $ 31,395 $ 31,473 $ 95,742 $ 92,685 Core operating revenue (denominator) (non - GAAP) 49,676 46,997 57,391 142,496 161,927 Core efficiency ratio (non - GAAP) 65.71% 66.80% 54.84% 67.19% 57.24%

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